Skadden, Arps, Slate, Meagher & Flom (UK) llp
40 BANK STREET CANARY WHARF LONDON E14 5DS ________ TEL: (020) 7519-7000 FAX: (020) 7519-7070 www.skadden.com July 26, 2019

AFFILIATE OFFICES
-----------
BOSTON
CHICAGO
HOUSTON
LOS ANGELES
NEW YORK
PALO ALTO
WASHINGTON, D.C.
WILMINGTON
-----------
BEIJING
BRUSSELS
FRANKFURT
HONG KONG
MOSCOW
MUNICH
PARIS
SÃO PAULO
SEOUL
SHANGHAI
SINGAPORE
TOKYO
TORONTO

Via EDGAR and E-mail Mark Wojciechowski John Cannarella Irene Barberena-Meissner Karina Dorin U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Mail Stop 4546
RE:	Borr Drilling Limited Amendment No. 1 to the Registration Statement on Form F-1Filed July 23, 2019 File No. 333-232594

Ladies and Gentlemen:

On behalf of Borr Drilling Limited (the “Company”), enclosed is a copy of Amendment No. 2 to the Registration Statement on Form F-1 (File No. 333-232594) (the “Amendment”) as publicly filed with the Securities and Exchange Commission (the “Commission”) on the date hereof.  The Amendment includes changes as compared to Amendment No 1. to the Registration Statement on Form F-1 (File No. 333-232594) filed with the Commission on July 23, 2019 (the “Registration Statement”), and is marked to show changes as compared to the Registration Statement.

The changes reflected in the Amendment include those made in response to the comments of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of July 26, 2019 (the “Comment Letter”). The Amendment also includes other changes that are intended to update the information contained therein.

U.S. Securities and Exchange Commission
July 26, 2019

Set forth below are the Company’s responses to the Staff’s comments. The headings and paragraph numbers of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below. Capitalized terms used but not defined herein have the meanings given to them in the Amendment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Amendment.

Amendment No 1. to Form F-1

Use of Proceeds, page 48

1.	Please disclose the estimated net proceeds from the offering. Refer to Item 3 of Form 20-F.

Response:

In response to the Staff’s comment, the Company has revised page 48 of the Amendment to disclose the estimated net proceeds from the offering.

Underwriting, page 147

2.
We note you disclose here that the initial public offering price for the common shares will be determined by negotiations among you and the representatives and that you list multiple factors that you will consider in setting the offering price. However, we also note that you have revised your prospectus cover page to disclose the last reported closing price of your shares on the Oslo Bors in lieu of a bona fide price range. If you expect the initial public offering price for the common shares will be substantially similar to the Oslo Bors trading price, please revise your disclosure here and on the prospectus cover page to so state. In addition, please separately confirm to us in writing that you do not anticipate that the offering will be priced at a substantial deviation to the last disclosed Oslo share price. Alternatively, please disclose a bona fide price range on the prospectus cover page or a percentage range based on the home market trading price within which you intend to price the common shares.

Response:

In response to the Staff’s comment, the Company has revised the prospectus cover page and page 147 of the Amendment under the section entitled Underwriting to include the following language: “We expect the initial public offering price per Share will be substantially similar to the trading price of our shares on the Oslo Bors.  The initial public offering price will be determined based on the bookbuilding process and the closing price of our Shares on the Oslo Bors on the pricing date of the Offering.”

U.S. Securities and Exchange Commission
July 26, 2019

Exhibits

3.
We note your response to prior comment 3. However, we also note you disclose on page 28 that your obligations under your Hayfin, Syndicated and New Bridge Facilities will require significant amortization payments and you disclose on page 29 that your Financing Arrangements contain cross-default provisions. As the New Bridge Facility currently provides rights and obligations enforceable against you with material consequences, it appears that this agreement is material. Please file the agreement as an exhibit. Refer to Item 8.a of Form F-1 and Item 601(b)(10) of Regulation S-K.

Response:

The Company respectfully submits to the Staff that it believes that the New Bridge Facility is not a material contract and therefore not required to be filed as an exhibit to the Registration Statement in accordance with Item 8.a of Form F-1 and Item 601(b)(10) of Regulation S-K.

The significant amortization payments referred to on page 29 of the Amendment refer to the total amounts payable under the three facilities, under which $570 million has been drawn.  The New Bridge Facility constitutes only $25 million of this amount.  The Company believes that this facility is not material in amount, in light of the total of approximately $1.5 billion of long term debt outstanding as of March 31, 2019 (on a pro forma basis).

The Company notes that amortization of the New Bridge Facility does not commence until 2021, with amortization accelerating in 2022.

The Company further notes that it has cash resources to repay this facility and is not dependent on this facility to meet its liquidity requirements.

The Company recognizes that there are cross-default provisions in its debt facilities1, but does not believe that all of its facilities above the cross-default threshold are material simply because they could result in a cross-default.  The Company also believes that it could simply repay amounts outstanding under this facility if it were in danger of a default and therefore avoid any cross-default.

1 The Company notes that the cross-default thresholds are the same in each of the Senior Secured Facility, the New Bridge Facility and the Hayfin Facility.

U.S. Securities and Exchange Commission
July 26, 2019

Additionally, the Company’s Senior Secured Facility includes an incremental revolving credit facility which the Company can utilize to refinance the New Bridge Facility.

For the reasons described above, the Company does not believe this facility is a material contract and therefore believes that this agreement is not required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

The Company notes that a description of the significant terms of this facility is included in the Registration Statement on page 74.

*        *        *

If you have any questions or require any additional information, please contact the undersigned by phone at +44 20 7519 7183 or via e-mail at james.mcdonald@skadden.com.

Very truly yours,

/s/ James A. McDonald
James A. McDonald

cc:	Svend Anton Maier, Chief Executive Officer, Borr Drilling Limited
Rune Magnus Lundetrae, Chief Financial Officer, Borr Drilling Limited
Robert Hingley-Wilson, Chief Accounting Officer, Borr Drilling Limited
Michael Zeidel, Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Gunnar Slettebø, Partner, PricewaterhouseCoopers AS
Catherine Gallagher, Partner, Baker Botts LLP